Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software to Hold Second Quarter 2011 Earnings Call on

August 25, 2011 at 8:30 A.M. EDT

SHANGHAI, ATLANTA – Aug. 16, 2011 - CDC Software (NASDAQ: CDCS) will hold a conference call to discuss the company’s earnings and operating results for the quarter ended June 30, 2011 on Thursday, August 25, 2011 at 8:30 A.M. EDT. An earnings release will be distributed prior to the call.

•	To listen, call the access number a few minutes before the scheduled start time of the call.

•	Date: Thursday, August 25, 2011

•	Time: 8:30 A.M. EDT

USA and Canada Toll Free Number:	(866) 903-3296
Int’l/Local Dial-In #:	(706) 643-6263

The conference ID number is # 91612723 and the call leader is Mr. Monish Bahl.

Webcast Link: Investors are invited to listen to a live webcast of the conference call which can be accessed through the investor section of the CDC Software website at www.cdcsoftware.com. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes prior to the call and download any necessary audio software.

For those unable to call in, a digital instant replay will be available after the call until Sept. 01, 2011.

Conference ID: # 91612723, Web PIN: 3331

Encore Dial In #:	(800) 642-1687

Encore Dial In #:	(706) 645-9291

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is an enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based SaaS or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise requirements planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, eCommerce, human capital management, government and not-for-profit, customer relationship management (CRM), complaint management, business intelligence/analytics and aged care solutions.

CDC Software’s acquisitions are part of its “integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.